November 17, 2017

Renaissance Capital Greenwich Funds
Global IPO Fund
165 Mason Street
Greenwich, CT 06830

Re: Expense Limitation Agreement and Advisory Fee Waiver

Dear Trustees:

As you are aware, Renaissance Capital LLC (the “Adviser”) has imposed upon itself a voluntary advisory fee waiver for the benefit of the Global IPO Fund (the “Fund”). The Adviser hereby contractually binds itself, as of the date hereof to waive or limit its management fees and to reimburse expenses, exclusive of any redemption fees, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, expenses of investing in underlying funds, or extraordinary expenses such as litigation such that the total annual operating expenses for the Fund do not exceed 2.50% of the Fund’s annual average daily net assets.

This Agreement shall be effective as of January 31, 2018 and shall remain in effect until January 31, 2019, and shall automatically renewal upon the effective date of the annual update to the Fund’s registration statement and annually from year to year on the effective date of each subsequent annual update to the Fund’s registration statement, until such time as the Adviser provides written notice of non-renewal to the Trust. Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect any party’s existing obligations under this Agreement.

The foregoing expense limitation is an annual, not monthly, expense limitation. Consequently, if the amount of the expenses accrued during a month is less than the expense limitation, the following shall apply: (i) the Adviser shall be reimbursed by the Fund in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the fiscal year; and (ii) to the extent reimbursements are not made pursuant to (i), above, the Fund shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the fiscal year.

Nothing herein shall limit or alter the Adviser’s right to seek reimbursement of any fee waivers or expense reimbursement from the Fund within the three-year period following such waiver or expense reimbursement as provided in the Investment Advisory Agreement between the Adviser and the Fund.

1

The Adviser hereby authorizes the Fund and its administrator to reduce the monthly advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after reduction of the advisory fee, the Adviser hereby authorizes the Fund and its administrator to invoice it monthly for the differences. The Adviser will pay to the Fund any such amounts promptly after receipt of an invoice.

Sincerely,	Acknowledged by
Renaissance Capital Greenwich Funds:

Kathleen Smith, Chairman	Linda Killian, Secretary
Renaissance Capital LLC	Renaissance Capital Greenwich Funds